Contact

www.linkedin.com/in/alex-ipnote
(LinkedIn)
ipnote.pro (Company)

Top Skills

Entrepreneurship
Startups
Business Strategy

Alex Levkin

Patent Attorney Revolutionizing IP with AI / ipnote.pro
San Francisco Bay Area

Summary

IPNOTE is the brainchild of Alex Levkin, a Eurasian patent attorney
with a master's degree in corporate management strategy and a
postgraduate school in technical sciences. Alex has over 10 years of
experience in the field of intellectual property, and he is passionate
about making the IP market transparent and technologically
advanced for every business.

With IPNOTE, Alex is revolutionizing the IP industry by creating
a streamlined AI-powered platform for managing and securing
intellectual property. IPNOTE allows users to easily search, monitor,
analyze, and protect their IP assets, as well as connect with other IP
professionals and experts.

Experience

IPNOTE
Chief Executive Officer, Founder
April 2021 - Present (3 years 7 months)
San Francisco, California, United States

Development of IPNOTE, a streamlined platform for managing and securing
intellectual property.

Education

EAPO
Eurasian patent attorney, Law · (January 2018 - December 2018)

Ural State Technical University
Master's degree, Corporate management strategy · (September 2016 - June
2017)

Ural State Technical University

Postgraduate school (no degree) , Technical sciences · (September 2013 - July 2016)

Ural State Technical University

Engineer's degree, Intellectual Property Management · (September 2008 - June 2013)